UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71763 / March 21, 2014

Admin. Proc. File No. 3-15677

In the Matter of

ADEN SOLUTIONS INC., LUMONALL, INC.,
SMART COMM INTERNATIONAL LTD.,
TISSERA, INC., UNGAVA MINES, INC.,
UNITY WIRELESS CORPORATION, and
ZUPINTRA CORPORATION, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Aden Solutions Inc., Lumonall, Inc., Smart Comm
International Ltd., Tissera, Inc., Ungava Mines, Inc., Unity Wireless Corporation, or Zupintra
Corporation, Inc., and the Commission has not chosen to review the decision on its own
initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Aden Solutions Inc.; Lumonall, Inc.; Smart Comm
International Ltd.; Tissera, Inc.; Ungava Mines, Inc.; Unity Wireless Corporation; and Zupintra
Corporation, Inc. The order contained in that decision is hereby declared effective. The initial
decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the
registration of the registered securities of Aden Solutions Inc.; Lumonall, Inc.; Smart Comm

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Aden Solutions Inc., Lumonall, Inc., Smart Comm Int'l Ltd., Tissera, Inc., Ungava Mines,
Inc., Unity Wireless Corp., and Zupintra Corp., Inc.*; Initial Decision Rel. No. 560 (Feb. 6,
2014), 108 SEC Docket 04, 2014 WL 466552. The stock symbols and Central Index Key
numbers are: ADSU and 1427639 for Aden Solutions Inc.; LUNL and 1099561 for Lumonall,
Inc.; SCMI and 1219584 for Smart Comm International Ltd.; TSSR and 1122573 for Tissera,
Inc.; UGVMF and 1041019 for Ungava Mines, Inc.; UTYW and 1100451 for Unity Wireless
Corporation; and ZUPC and 1136386 for Zupintra Corporation, Inc.

International Ltd.; Tissera, Inc.; Ungava Mines, Inc.; Unity Wireless Corporation;, and Zupintra Corporation, Inc. is revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                        Jill M. Peterson
                        Assistant Secretary

INITIAL DECISION RELEASE NO. 560
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15677

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
ADEN SOLUTIONS INC., LUMONALL, INC.,	:	INITIAL DECISION MAKING
SMART COMM INTERNATIONAL LTD.,	:	FINDINGS AND REVOKING
TISSERA, INC., UNGAVA MINES, INC.,	:	REGISTRATIONS BY DEFAULT
UNITY WIRELESS CORPORATION, and	:	February 6, 2014
ZUPINTRA CORPORATION, INC.	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Aden Solutions Inc. (ADSU), Lumonall, Inc. (LUNL), Smart Comm International Ltd. (SCMI), Tissera, Inc. (TSSR), Ungava Mines, Inc. (UGVMF), Unity Wireless Corporation (UTYW), and Zupintra Corporation, Inc. (ZUPC) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on January 15, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission periodic reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by January 22, 2014.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the

[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii); see also 17 C.F.R. 201.141(a)(2)(iv).

undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ADSU (CIK No. 1427639)[3] is a revoked Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ADSU is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $40,883 for the prior nine months. As of January 13, 2014, the common stock of ADSU was traded on the over-the-counter markets.

LUNL (CIK No. 1099561) is a revoked Nevada corporation located in King City, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LUNL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2009, which reported a net loss of $445,740 for the prior nine months. As of January 13, 2014, the common stock of LUNL was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SCMI (CIK No. 1219584) is a revoked Nevada corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SCMI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $2,631,961 for the prior nine months. As of January 13, 2014, the common stock of SCMI was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TSSR (CIK No. 1122573) is an inactive Washington corporation located in Herzlia, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TSSR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2008, which reported a net loss of $227,000 for the prior three months. As of January 13, 2014, the common stock of TSSR was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UGVMF (CIK No. 1041019) is an Ontario corporation located in Missisauga, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UGVMF is delinquent in its periodic filings with the Commission, having not

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

filed any periodic reports since it filed a Form 20-F[4] for the period ended November 30, 2007, which reported a net loss of $2,083,220 Canadian for the prior year. As of January 13, 2014, the common stock of UGVMF was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UTYW (CIK No. 1100451) is a void Delaware corporation located in Ilit, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UTYW is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended March 31, 2008, which reported a loss for the period of $2,177,278 for the prior three months. As of January 13, 2014, the common stock of UTYW was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ZUPC (CIK No. 1136386) is a dissolved Florida corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ZUPC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $1,377,534 for the prior three months. As of January 13, 2014, the common stock of ZUPC was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required periodic reports, Respondents violated Exchange Act Section 13(a) and rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings,

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[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

<u>Inc.</u>, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing <u>Steadman v. SEC</u>, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. <u>See</u> <u>Cobalis Corp.</u>, Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; <u>Nature's Sunshine Products, Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; <u>Impax Lab., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Aden Solutions Inc. is REVOKED;

the REGISTRATION of the registered securities of Lumonall, Inc., is REVOKED;

the REGISTRATION of the registered securities of Smart Comm International Ltd. is REVOKED;

the REGISTRATION of the registered securities of Tissera, Inc., is REVOKED;

the REGISTRATION of the registered securities of Ungava Mines, Inc., is REVOKED;

the REGISTRATION of the registered securities of Unity Wireless Corporation is REVOKED; and the REGISTRATION of the registered securities of Zupintra Corporation, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[6]

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Carol Fox Foelak
Administrative Law Judge

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[6] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).